Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

DATED AS OF JUNE 20, 2008

BETWEEN

ICAD, INC.

(“BUYER”)

AND

3TP LLC (D/B/A CAD SCIENCES)

(“SELLER”)

TABLE OF CONTENTS
Page

1.	Certain Definitions	1
2.	Sale and Purchase of Purchased Assets.	8
2.1	Purchased Assets	8
2.2	Excluded Assets	9
2.3	Assumption of Certain Liabilities	10
2.4	Non-Assumption of Liabilities	10
3.	Closing; Purchase Price	11
3.1	Closing	11
3.2	Purchase Price	12
3.3	Escrow	12
3.4	Purchase Price Allocation	12
4.	Representations, Warranties and Covenants of Seller	12
4.1	Due Organization and Qualification; Subsidiaries	12
4.2	Authority to Execute and Perform Agreement	13
4.3	Financial Statements	13
4.4	No Material Adverse Change	14
4.5	Tax Matters.	14
4.6	Compliance with Laws	14
4.7	Permits	15
4.8	No Breach	15
4.9	Consents and Approvals	15
4.10	Judgments and Proceedings	15
4.11	Contracts	16
4.12	Real Property.	16
4.13	Books of Account and Reports	17
4.14	Tangible Property	17
4.15	Intangibles.	17
4.16	Title	21
4.17	Indebtedness	21
4.18	Undisclosed Liabilities	21
4.19	Suppliers and Customers	21
4.20	Potential Conflicts of Interest	21
4.21	Product Warranty	21
4.22	Inventory	22
4.23	FDA Qualification and Approvals.	22
4.24	Related Party Transactions	23
4.25	No Broker	23
4.26	Investment Matters	23
4.27	Full Disclosure	24
5.	Representations and Warranties of Buyer	24
5.1	Due Incorporation and Qualification	24
5.2	Authority to Execute and Perform Agreement	24
5.3	No Breach	25

i

Page

5.4	No Broker	25
5.5	Capitalization	25
5.6	Tax Matters	25
5.7	Issuance of Buyer’s Stock	25
5.8	Filings, Consents and Approvals	26
5.9	Regulatory Compliance	26
5.10	No Buyer Material Adverse Change	26
5.11	Compliance with Laws	26
6.	Deliveries by Seller	26
7.	Deliveries by Buyer	27
8.	Covenants and Agreements	28
8.1	Certain Pre-Closing Covenants	28
8.2	Notice of Developments	30
8.3	No Solicitation of Transactions	30
8.4	Employee Matters.	30
8.5	Pre-Closing Tax Returns	31
8.6	Cooperation on Tax Matters	31
8.7	Legal Conditions to Transaction	31
8.8	Form 8-K Obligations	32
8.9	Use of Names	32
8.10	Contract Matters	32
8.11	Sale of Shares Pursuant to Rule 144 by the Seller	33
8.12	Accounts Receivable	33
8.13	Server Agreement	33
8.14	Employee Laptop Computers	34
9.	Conditions to Closing.	34
9.1	Conditions to Obligations of Buyer	34
9.2	Conditions to Obligations of Seller	35
10.	Interpretation and Survival of Representations and Warranties	36
11.	Indemnification.	36
11.1	Obligation of Seller to Indemnify	36
11.2	Obligation of Buyer to Indemnify	37
11.3	Third Party Claims	37
11.4	Limitation of Liability	38
11.5	Satisfaction of Seller Losses	38
11.6	Assistance	38
12.	Expenses	38
13.	Termination and Abandonment.	38
13.1	Ability to Terminate	38
13.2	Effect of Termination	39
14.	Further Assurances.	39
15.	Confidentiality	40
16.	Non-Compete.	40
17.	Bulk Sales Compliance	41

Page

18.	Miscellaneous.	41
18.1	Publicity	41
18.2	Notices	41
18.3	Entire Agreement	42
18.4	Waivers and Amendments	42
18.5	Binding Agreement	43
18.6	Governing Law	43
18.7	Assignment	43
18.8	Variations in Pronouns	43
18.9	Disclosure Schedules	43
18.10	Severability	43
18.11	Counterparts	43
18.12	Exhibits and Schedules	43
18.13	Headings	43
18.14	Consent to Jurisdiction and Service of Process	43

EXHIBIT	DESCRIPTION
Exhibit A	Escrow Agreement
Exhibit B	Bill of Sale
Exhibit C	Master Trademark Assignment Agreement
Exhibit D	Master Patent Assignment Agreement
Exhibit E	510(k) Clearances Assignment Agreement
Exhibit F	Assignment and Assumption Agreement

SCHEDULES

SCHEDULE	DESCRIPTION

2.1(5)	Assumed Contracts
2.2(8)	Excluded Assets
2.3(2)	Assumed Warranty and Service Obligations
2.3(3)	Specified Liabilities
3.4	Purchase Price Allocation
4.1	Due Incorporation and Qualification; Subsidiaries
4.3	Financial Statements
4.4	No Material Adverse Change
4.5	Taxes
4.6	Compliance with Laws
4.7	Permits
4.8	No Breach
4.9	Consents and Approvals
4.10	Judgments and Proceedings
4.11	Contracts
4.12	Real Property
4.14	Tangible Property
4.15	Intangibles
4.16	Title
4.17	Indebtedness
4.19	Suppliers and Customers
4.22	Inventory
4.23	Regulatory Matters
4.24	Related Party Transactions
4.25	No Broker
8.4	Transferred Employees
9.1(8)	Required Consents

ASSET PURCHASE AGREEMENT

AGREEMENT (the “Agreement”), dated as of June 20, 2008, by and between iCAD, Inc., a Delaware corporation (“Buyer”) and 3TP LLC (d/b/a CAD Sciences), a New York limited liability company (“Seller”).

Background

WHEREAS, Seller is engaged in the business of developing and commercializing products that perform computer assisted modeling of contrast enhancement in diagnostic image modalities and providing services with respect thereto (the “Business”); and

WHEREAS, Buyer desires to acquire substantially all of the assets of Seller used in connection with the Business and to assume certain of Seller’s liabilities in connection therewith, and Seller desires to sell such assets and transfer such specified liabilities to Buyer, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein, and intending to be legally bound, the parties agree as follows:

1. Certain Definitions. For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, (1) the terms defined in this Section have the meanings assigned to them in this Section, wherever they appear in this Agreement (2) all accounting terms not otherwise defined herein have the meanings assigned under generally accepted accounting principles consistently applied and as in effect on the date hereof (“GAAP”) and (3) all words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the specified Person.

“Agreement” has the meaning set forth in the introduction.

“Approval” has the meaning set forth in Section 8.7.

“Assumed Contract” has the meaning set forth in Section 2.1(5).

“Business” has the meaning set forth in the recitals.

“Buyer” has the meaning set forth in the introduction.

“Buyer Indemnified Parties” has the meaning set forth in Section 11.1

“Buyer Material Adverse Effect” means a material adverse effect on the business, properties, assets or financial condition of Buyer and its Subsidiaries, taken as a whole, other than (i) effects resulting from the execution or announcement of this Agreement or any other Transaction Document or resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any other Transaction Document, (ii) effects of any change arising in connection with acts of war, sabotage, terrorism, military actions or the escalation thereof, (iii) effects of any change in applicable Laws, regulations or accounting rules, (iv) changes in general economic, financial, regulatory, political or market conditions in the world and (v) changes in conditions or developments generally applicable to the industries in which Buyer is involved and that do not affect Buyer in any manner materially disproportionate to other Persons in such industry.

“Buyer’s Stock” means shares of common stock, par value $0.01 per share, of iCAD, Inc.

“CAD Products” has the meaning set forth in Section 2.1(1).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” has the meaning set forth in Section 15.

“Consent” means any consent, approval, order or authorization of, or any declaration, filing or registration with, or any application or report to, or any waiver by, or any other action (whether similar or dissimilar to any of the foregoing) of, by or with, any Person, which is necessary in order to take a specified action or actions in a specified manner and/or to achieve a specified result or to avoid the occurrence of a default.

“Contract” means any written contract, agreement, instrument, order, commitment or binding arrange-ment, express or implied, of any nature whatsoever.

“Contract Right” means any right, power or remedy under any Contract, including but not limited to rights to receive property or services or otherwise to derive benefits from the payment, satisfaction or performance of another party’s obligations.

“Documents” means and includes any document, agreement, instru-ment, certificate, notice, Consent, affidavit, correspondence (by letter, electronic mail, telex or otherwise), written statement, schedule or exhibit whatsoever.

“Domain Names” has the meaning set forth in Section 4.15(11).

“Employee Benefit Plan” means any employee benefit plan as defined in Section 3(3) of ERISA, any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, or “qualified asset account” within the meaning of Section 419A of the Code, and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees or former employees.

“Encumbrance” means any lien, security interest, pledge, mortgage, easement, leasehold, assessment, covenant, restriction, hypothecation or any other encumbrance, claim, burden or charge of any kind or nature whatsoever.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is part of the same controlled group with, common control with, part of an affiliated service group with, or part of another arrangement that includes, Seller or any ERISA Affiliate within the meaning of Code Section 414(b), (c), (m) or (o).

“Escrow Agent” has the meaning set forth in Section 3.3.

“Escrow Agreement” has the meaning set forth in Section 3.3.

“Escrow Shares” has the meaning set forth in Section 3.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.2.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act of 1938, as amended.

“Financial Statements” has the meaning set forth in Section 4.3.

“Fundamental Representations” has the meaning set forth in Section 10.1.

“GAAP” has the meaning set forth in Section 1.

“Indebtedness” means all items which, in accordance with GAAP, would be included in determining total liabilities as shown on the liability side of a balance sheet as of the date Indebtedness is to be determined.

“Insurance Policies” means any policy or binder for fire, public liability, product liability, general liability, life, hospital, medical, disability, comprehensive, automobile, property damage, workmen’s compensation, key man, fidelity bond, theft, forgery, vehicular, or errors and omissions insurance, or for any other insurance of any nature whatsoever.

“Intangible” means, throughout the world, any name, corporate name, domain name, fictitious name, Domain Name, trademark, trademark application, trademark registration, service mark, service mark application, service mark registration, trade name, brand name, product name, corporate name, symbol, logo, slogan, trade dress, trade secret, know-how, research and development data, written works, visual works, audio works, multimedia works, Web site, database, information or data created or maintained in any database, technical information or data, design, formula, invention, product right, technology, idea, concept, method, process, discovery, Software, license, Permit, or other intangible asset of any nature, whether in use, operational, active, under development or design, non-operative, or inactive, owned, marketed, maintained, supported, used, licensed or otherwise held for use by, or licensed to or with respect to which rights are granted to, a Person, whether arising under statutory or common law in any jurisdiction or otherwise, and includes, without limitation, the goodwill of the business symbolized by and associated with such name, corporate name, domain name, fictitious name, Domain Name, trademark, service mark, trade name, brand name, product name, symbol, logo, slogan, or trade dress, including without limitation all CAD Products which comprise intangible property, and any and all Intellectual Property Rights in and to the foregoing.

“Intellectual Property Right(s)” means any and all intellectual property rights and industrial property rights arising under statutory or common law, contract, or otherwise, and whether or not perfected, including all: (a) Patents; (b) rights associated with works of authorship including copyrights, moral rights, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights relating to trade secrets and confidential information; (d) rights in trademarks, trademark applications, service marks, service mark applications, trade names, logos, symbols, and the like, including all goodwill therein; (e) divisions, continuations, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued, or acquired; and (f) rights analogous to those set forth in this “Intellectual Property Rights” definition and any and all other proprietary rights relating to the foregoing in any jurisdiction throughout the world, including all rights to sue for past, present and future infringement.

“Interim Balance Sheet” has the meaning set forth in Section 4.3.

“Inventory” means any raw materials, supplies, work-in-progress, finished goods, parts or any other inventory of any nature whatsoever used in connection with the Business.

“IRS” means the Internal Revenue Service.

“Judgment” means any order, writ, injunction, fine, citation, award, decree or any other judgment of any kind whatsoever of any foreign, federal, state or local court, governmental body, administrative agency, regulatory authority or arbitration tribunal.

“Knowledge of Seller” or phrases of similar import means, with respect to Seller, the actual knowledge of the officers and members of the board of managers of Seller after due inquiry of those individuals responsible for the matter being represented and warranted.

“Laws” means any applicable laws relating to the operation of the Business, including but not limited to, medical device product distribution, and the possession, control, warehousing, marketing, sale and distribution of medical devices, the FDCA, Current Good Manufacturing Practices (CGMP), requirements of the Quality System regulation for medical devices, as specified in Title 21, code of Federal Regulations, Part 820 (21 C.F.R. 820), the Occupational Health and Safety Act (29 U.S.C. Section 651 et seq.) or other applicable state or federal laws and any similar laws and regulations issued by foreign regulatory bodies and any implementing regulations to any of the foregoing.

“Liabilities” means any direct or indirect Indebtedness, liability, claim, loss, damage, Judgment, deficiency or obligation, known or unknown, fixed or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise whether or not of a kind required by GAAP to be set forth on financial statements.

“Losses” means any and all Liabilities, Proceedings, causes of action, costs and expenses including, without limitation, costs of investigation, actual interest costs, penalties and attorneys’ fees associated with the enforcement of any terms and conditions of this Agreement.

“Material Permits” has the meaning set forth in Section 4.7.

“OSS” has the meaning set forth in Section 4.15(5).

“Patents” means all patents and patent applications and all patent applications hereafter filed, including any continuation, continuation-in-part, division, provisional or any substitute applications, any patent issued with respect to any such patent applications, any reissue, reexamination, renewal or extension (including any supplemental patent certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

“Permit” means all governmental licenses, authorizations, supplier numbers, registrations, permits, device authorizations and approvals, certificates, franchises, qualifications, accreditations, consents, approvals, listings, product clearances or approvals, marketing authorizations in connection with the conduct of Seller’s Business or to comply with applicable Laws, including, establishment registrations, device listings, Investigational Device Exemptions (IDEs), 510(k) exemptions, 510(k) clearances, and PMA approvals, as those terms are defined in the FDCA and implementing regulations, and those issued by state governments, foreign regulatory bodies, environmental protection agency permits.

“Permitted Encumbrances” means, collectively, (i) Encumbrances for Taxes, fees, levies, duties or other governmental charges not yet past due and (ii) Encumbrances for mechanics, material, laborers, employees, suppliers or similar liens arising by operation of Law for sums which are not yet past due.

“Person” means any individual, sole proprietorship, joint venture, partnership, corporation, limited liability company, association, joint-stock company, unincorporated organization, cooperative, trust, estate, government entity or authority (including any branch, subdivision or agency thereof), administrative or regulatory authority, or any other entity of any kind or nature whatsoever.

“Proceeding” means any claim, suit, action, equitable action, litigation, investigation, arbitration, trademark opposition, cancellation action, administrative hearing or any other judicial or administrative proceeding of any kind or nature whatsoever, or any formal demand which might lead to any of the foregoing.

“Property” means real, personal or mixed property.

“Public License” has the meaning set forth in Section 4.15(5).

“Purchase Price” has the meaning set forth in Section 3.2.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Real Property” means any real estate, land, building, structure, improvement or other real property of any kind or nature whatsoever owned, leased or occupied by either Seller, all shares of stock or other ownership interests through which interests in real estate may be held, and all appurtenant and ancillary rights thereto, including, without limitation, easements, covenants, water rights, sewer rights and utility rights.

“Retained Liabilities” has the meaning set forth in Section 2.4.

“SEC” has the meaning set forth in Section 5.9.

“SEC Reports” has the meaning set forth in Section 5.9.

“Securities Act” has the meaning set forth in Section 5.7.

“Seller” has the meaning set forth in the introduction.

“Seller Employee Benefit Plans” means each of the Employee Benefit Plans which Seller, or any ERISA Affiliate, sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any Liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of Seller and/or its ERISA Affiliates.

“Seller Indemnified Parties” has the meaning set forth in Section 11.2.

“Seller Intangibles” means any Software or other Intangible that is used, held for use, marketed, maintained, supported, operated, under development or design, licensed, or with respect to which rights are granted in connection with, related to, pursuant to, in the conduct of, or as part of the Business, or any Software or other Intangible that is owned, in whole or in part, solely or jointly with one or more other Persons, by Seller in connection with the Business.

“Seller Material Adverse Effect” means a material adverse effect on the Purchased Assets taken as a whole, other than (i) effects resulting from the execution or announcement of this Agreement or any other Transaction Document or resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement or any other Transaction Document, (ii) effects of any change arising in connection with acts of war, sabotage, terrorism, military actions or the escalation thereof, (iii) effects of any change in applicable Laws, regulations or accounting rules, (iv) changes in general economic, financial, regulatory, political or market conditions in the world and (v) changes in conditions or developments generally applicable to the industries in which Seller is involved and that do not affect Seller in any manner materially disproportionate to other Persons in such industry.

“Seller Web Sites” has the meaning set forth in Section 4.15(15).

“Shares” has the meaning set forth in Section 3.2.

“Software” means any computer program, operating system, application, system, firmware or software of any nature, whether operational, active, under development or design, non-operational or inactive, including all object code, source code, comment code, algorithms, processes, formulae, interfaces, navigational devices, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, visual expressions, technical manuals, test scripts, user manuals and other documentation therefore, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary to operate any such computer program, operating system, application, system, firmware or software.

“Specified Liabilities” has the meaning set forth in Section 2.3

“Subsidiaries” with respect to any Person, means any other Person or business entity, with respect to whom 50% or more of the equity interest (or debt or other interest convertible into an equity interest) is owned directly or indirectly by such Person.

“Tangible Property” means any machinery, buildings, fixtures, equipment, parts, furniture, leasehold improvements, office equipment, vehicles, tools, forms, molds, supplies or other tangible property of any kind or nature whatsoever, including without limitation all CAD Products which comprise tangible property,.

“Tax” or “Taxes” means all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority or other governmental authority, including, but not limited to, those on or measured by or referred to as income, franchise, profits, gross receipts, capital, ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information (including any amendments thereto) that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any governmental authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Documents” means this Agreement together with all schedules and exhibits hereto, and all other Documents executed and delivered pursuant to this Agreement.

“Transferred Contract” has the meaning set forth in Section 8.10.

“Transferred Employees” has the meaning set forth in Section 8.4(1).

“WARN Act” means the Worker Adjustment and Retraining Notification Act and all similar federal and state Laws relating to termination of employment.

“Web” has the meaning set forth in Section 4.15(15).

2. Sale and Purchase of Purchased Assets.

2.1 Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer and Buyer shall purchase and acquire from Seller, all right, title and interest in and to all of Seller’s assets which are owned or used in its operation of the Business, and rights of every nature, kind and description wheresoever located and whether or not reflected on the books and records of Seller (excluding only those assets set forth in Section 2.2) including, without limitation, the following (all of which being hereinafter collectively referred to as the “Purchased Assets”) free and clear of all Encumbrances other than Permitted Encumbrances:

(1) all right, title and interest of Seller in and to the following products: FTP for Breast MR, ProStream, Theramap (collectively, the “CAD Products”);

(2) all Intangibles owned by Seller or used in connection with the Business and all Intellectual Property Rights associated therewith, all goodwill, licenses and sublicenses granted or obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the Laws of all jurisdictions;

(3) all of Seller’s machinery, equipment, supplies and all other items of Tangible Property used in the Business;

(4) all of Seller’s Inventory;

(5) all rights, powers and privileges in and to those Contracts set forth on Schedule 2.1(5),each of which has been entered into in connection with the operation or conduct of the Business (collectively, the “Assumed Contracts”);

(6) all of Seller’s records relating to the Business, including, correspondence, employment records for the Transferred Employees, production records, property records, research and development files, customer, vendor, supplier, contractor and service provider lists and records, technical files for the CE Mark and FDA approved products and copies of official notifications that the CE Mark and FDA clearances have been achieved and other records and files of or relating to the Business or the Purchased Assets (but excluding employment (other than those of Transferred Employees) and accounting records);

(7) all prototypes, archive files, physical designs, advertising and promotional materials and other similar items used in or related to the Business that are not Intangibles or Excluded Assets (as hereinafter defined);

(8) all of Seller’s prepayments, prepaid expenses, deferred charges, advances, escrows and deposits under any Assumed Contract;

(9) the name “CAD Sciences”;

(10) all rights, benefits and interests relating to or arising out of any warranty, express or implied, issued in connection with the conduct of the Business;

(11) all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets or the Specified Liabilities (as hereinafter defined) prior to the Closing Date;

(12) all of Seller’s Proceedings, demands and other legal rights and remedies, whether or not known as of the Closing, relating to Seller’s ownership of the Purchased Assets and/or the Business, but excluding claims against Buyer with respect to the transactions contemplated herein; and

(13) all other rights, interests, assets and items of personal property, tangible or intangible (including goodwill), owned, used by or accruing to the benefit of Seller in connection with the operation or conduct of the Business or necessary to enable Buyer to continue the operation or conduct of the Business substantially as operated or conducted by Seller immediately before the Closing Date.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained herein, there is excluded from the sale and purchase contemplated by this Agreement the following assets (the “Excluded Assets”):

(1) the consideration delivered by Buyer to Seller pursuant to this Agreement for the Purchased Assets;

(2) all personnel records and other records that Seller is required by Law to retain in its possession provided that copies thereof have been furnished to Buyer (except for records regarding employment and labor matters (other than those relating to Transferred Employees), membership and other equity interests in the Company, any Retained Liability and any Excluded Asset, copies of which the Seller is not required to provide to the Buyer hereunder);

(3) all claims for refund of Taxes and other governmental charges of whatever nature covering periods ending on or before the Closing Date;

(4) all rights of Seller under this Agreement;

(5) all of Seller’s accounts receivable;

(6) the stock ledger and minute books of Seller, all financial books and records of Seller (copies of which have been delivered to Buyer) and all books and records relating to any Excluded Asset or Retained Liability;

(7) all of Seller’s cash in the bank or invested on the Closing Date, except for cash deposits from customers and the pro rata portion of advances, advertising payments and other amounts payable to Seller under the Assumed Contracts;

(8) all assets of Seller which are not used or related to the operation of the Business, all claims for refunds under insurance policies maintained by Seller and those other assets, properties and rights specifically listed in Schedule 2.2(8) hereof;

2.3 Assumption of Certain Liabilities. On the terms and subject to the conditions set forth herein, on the Closing Date, Buyer shall assume, agree to perform and agree to pay only the following Liabilities (“Specified Liabilities”) but only to the extent the same are not incurred or resulting from (directly or indirectly) any breach or default by Seller under any Assumed Contract with any Person or any representation, warranty or covenant of Seller noted herein:

(1) all Liabilities of Seller arising and relating to periods after the Closing in the nature of services to be performed, payments to be made or goods to be delivered under the Assumed Contracts transferred pursuant to this Agreement, but not including any Liabilities of Seller under any Contract with any Affiliate or Principal or other member of Seller;

(2) all existing warranty and service obligations under the Assumed Contracts set forth in Schedule 2.3(2); and

(3) all such other Liabilities specifically assumed by Buyer on Schedule 2.3(3) hereof.

2.4 Non-Assumption of Liabilities. Notwithstanding anything herein capable of interpretation to the contrary, except for the Specified Liabilities, Buyer shall not assume and, as between Seller and Buyer, Seller shall remain liable for all of Seller’s Liabilities existing as of the Closing Date or thereafter whether or not disclosed to Buyer on any Schedule hereto, and Buyer does not assume and shall in no event be liable therefore (collectively, the “Retained Liabilities”). Such Retained Liabilities shall include without limitation:

(1) all Liabilities to the extent arising out of or relating to (i) the operation or conduct by Seller of the Business prior to the Closing Date other than as specifically set forth in Section 2.3, (ii) any business conducted by Seller not relating to the Purchased Assets and (iii) all Liabilities to the extent arising out of or relating to any Excluded Asset;

(2) any Liability resulting from product liability or general liability claims for damage or injury (actual or alleged) to Persons or Property to the extent arising from the ownership, possession or use of any product sold by Seller prior to the Closing in excess of any reserve therefor on the Financial Statements except that Seller shall not be liable to the extent the damage or injury arises out of modifications made to any such product by the Buyer or the failure of Buyer to properly maintain or update any such product;

(3) all Liabilities and commitments relating to current or former employees of Seller, including without limitation (i) any compensation or benefits payable to present or past employees of Seller, including, any Liabilities arising under any Seller Employee Benefit Plan or other employee benefit plan and any of Seller’s Liabilities for vacation, holiday or sick pay, and (ii) any Liabilities under any employment, consulting or non-competition agreement, change of control agreement, indemnity agreement, any retention or performance-based bonus or other compensation agreement, and any similar agreements, whether written or oral, and any Liabilities arising out of the termination by Seller of any of its employees in anticipation or as a consequence of, or following, consummation of the transactions contemplated by the Transaction Documents, including under the WARN Act;

(4) all Liabilities and commitments of Seller in respect of Taxes;

(5) any Liabilities arising from or relating to any environmental matters or conditions arising on or before the Closing Date, including without limitation any release of hazardous substances after the Closing Date arising from events or circumstances occurring on or before the Closing Date, except to the extent actually caused by Buyer after the Closing Date;

(6) any Liability of Seller to any employee or arising out of or relating to any employee grievance, in each case to the extent arising out of or relating to any occurrence or event happening on or prior to the Closing Date and to any employees of the Business for periods prior to the Closing Date;

(7) any Liability of Seller to any Affiliate of Seller;

(8) all Indebtedness obligations of Seller;

(9) all of Seller’s accounts payable;

(10) any Liability of Seller arising out of any Proceeding pending or Judgment entered on or prior to the Closing Date;

(11) any Liability of Seller arising from this Agreement or any Transaction Document executed by Seller; and

(12) any other Liabilities of Seller, its Subsidiaries or current or former Affiliates thereof, if any, other than the Specified Liabilities.

3. Closing; Purchase Price

3.1 Closing. The Closing of the transactions contemplated by this Agreement shall take place within two (2) business days after the satisfaction of the terms and conditions of Section 9 at the offices of Blank Rome LLP, 405 Lexington Avenue, New York, New York 10174. All transactions occurring at the Closing shall be deemed to occur concurrently.

3.2 Purchase Price. In consideration of the sale, transfer, conveyance and delivery of the Purchased Assets, and in reliance upon the representations and warranties made herein by Seller, Buyer shall on the Closing Date, in full payment thereof, pay to Seller, or its designees, Five Million Dollars ($5,000,000) (the “Purchase Price”) payable as follows: (i) Two Million Dollars ($2,000,000) in immediately available funds and (ii) the issuance of such number of restricted shares of Buyer Stock as are equal to Three Million Dollars ($3,000,000) divided by the average per share closing sales price reported on the Nasdaq Capital Market for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (the “Shares”). The parties acknowledge and agree that the terms of this Agreement are commercially reasonable and have been negotiated in an arms-length transaction and that the Purchase Price constitutes fair market value for the Purchased Assets.

3.3 Escrow. In order to secure Seller’s indemnification obligations under Section 11 of this Agreement, Buyer shall, at the Closing, deliver to and deposit with U.S. Bank National Association (the “Escrow Agent”) such number of Shares equal to Seven Hundred Fifty Thousand Dollars ($750,000) as calculated in Section 3.2(ii) above (the “Escrow Shares”). The Escrow Shares shall be held for a period of one (1) year with (i) Escrow Shares equal to Five Hundred Thousand Dollars ($500,000) as calculated in Section 3.2 (ii) above to be distributed by the Escrow Agent on the six (6) month anniversary of the Closing (subject to any claims for indemnification) and (ii) the remaining Escrow Shares to be distributed by the Escrow Agent on the first anniversary of the Closing (subject to any claims for indemnification), all pursuant to the terms of an escrow agreement to be entered into on the Closing Date by and among Buyer, Seller and the Escrow Agent, in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”).

3.4 Purchase Price Allocation. The Purchase Price for the Purchased Assets shall be allocated in a manner set forth on Schedule 3.4 hereto. In connection with the determination of such schedule, the parties shall cooperate with each other and provide such information as any of them shall reasonably request. The parties shall (a) prepare and, where applicable, file each report relating to the federal, state, local, foreign and other Tax consequences of the purchase and sale contemplated hereby (including the filing of IRS Form 8594) in a manner consistent with such allocation schedule and (ii) take no position in any Tax Return or other Tax filing, Proceeding, audit or otherwise which is inconsistent with such allocation.

4. Representations, Warranties and Covenants of Seller. Knowing that Buyer intends to rely thereon, Seller represents, warrants and covenants to Buyer as of the date hereof and as of the Closing as set forth in this Section 4 as follows:

4.1 Due Organization and Qualification; Subsidiaries. Seller is a limited liability company duly organized, validly existing and in good standing under its jurisdiction of formation. Seller has full limited liability company power and authority to own, lease and operate the Purchased Assets, Properties and Business, to carry on its business as and where such business is now conducted and to enter into and perform this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby upon the terms and conditions herein and therein provided. Except as would not reasonably be expected to have a Seller Material Adverse Effect, Seller is duly qualified as a foreign entity in good standing under the Laws of each jurisdiction in which its activities would require such qualification. Except as set forth in Schedule 4.1, Seller does not own any Subsidiaries, or own, directly or indirectly any shares of stock or other equity interest in or control, alone or in combination with others, any Persons. Schedule 4.1 sets forth the names and titles of Seller’s officers and directors. Accurate and complete copies of the organizations Documents, each as amended to date, have been delivered to Buyer.

4.2 Authority to Execute and Perform Agreement. Seller has all requisite power and authority and approvals required to enter into, execute, deliver and perform this Agreement and its obligations hereunder and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement (and all other Transaction Documents required to effect the transactions contemplated herein) and the consummation of the transactions contemplated herein have been duly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller and constitutes Seller’s valid and legally binding obligation, enforceable against Seller in accordance with its terms and conditions, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies. Each Transaction Document to which Seller is a party, when executed and delivered by Seller in accordance with the provisions hereof, shall be valid and legally binding upon Seller, as applicable, in accordance with its terms, subject only to applicable bankruptcy, reorganization, insolvency, moratorium, and other rights affecting creditors’ rights generally from time to time in effect and as to enforceability and general equitable principles.

4.3 Financial Statements. Attached to Schedule 4.3 are true, complete and correct copies of (i) the audited financial statements and notes thereto of Seller (including balance sheets and related statements of income, retained earnings and cash flows) at and for the fiscal years ended December 31, 2005 and 2006 and (ii) unaudited financial statements and notes thereto of Seller (including unaudited balance sheets and the related statements of income, retained earnings and cash flows) for the fiscal year ended December 31, 2007. All such audited statements, including the footnotes thereto, were audited and reported upon by Marshall Granger & Company, L.L.P., independent certified public accountants, in an unqualified auditors’ opinion without an explanatory paragraph. Schedule 4.3 also sets forth Seller’s financial statements (including unaudited balance sheets and the related statements of income, retained earnings and cash flows) at and for the four months ended April 30, 2008 (the “Interim Balance Sheet”). The foregoing financial statements are hereinafter collectively referred to as the “Financial Statements”. The Financial Statements have been prepared from the books and records of Seller, are true and correct, and fairly present the financial position of Seller as at such dates and the results of its operations and the changes in its retained earnings and its financial positions for the periods then ended in accordance with GAAP consistently applied throughout the periods indicated. The Financial Statements do not contain any material misstatements or omissions regarding the Business, Purchased Assets or condition (financial or otherwise) of Seller. Since the most recent fiscal year end, there have been no material changes in the accounting policies of Seller except for any such changes required pursuant to GAAP. The Financial Statements are not affected by transactions or accounts with affiliated companies, if any, other than as set forth in Schedule 4.3.

4.4 No Material Adverse Change. Except as set forth in Schedule 4.4, since December 31, 2007 there has been no material adverse change in the assets (including the Purchased Assets), Properties, Liabilities, Business, condition (financial or otherwise) or prospects of Seller, other than such as result from Seller’s continued losses and deteriorating financial condition. Any change which has occurred reflects only the ordinary and regular conduct of the Business or the normal use or operation of the Purchased Assets, except for such changes as have been taken to preserve Seller’s cash at the expense of ongoing operations. Seller has no Knowledge of any such change which is impending, nor has there been any damage, destruction or loss affecting the Purchased Assets, Properties, Business or financial condition of Seller, whether or not covered by insurance.

4.5 Tax Matters.

(1) Seller, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Seller is or has been a member, has timely filed with the appropriate governmental agencies all Tax Returns required to be filed by it, all of which have been prepared and completed in compliance with all Laws in all material respects.

(2) Except as set forth on Schedule 4.5, all Taxes due, owing and payable have been fully paid or duly provided for in the Financial Statements. No claim for Taxes due is being contested by Seller.

(3) No written claim has ever been made by any governmental authority in a jurisdiction where Seller does not file a Tax Return that it is or may be subject to taxation by that jurisdiction.

(4) None of the Purchased Assets is subject to any liens for Taxes, other than liens for Taxes not yet due and payable.

(5) Seller has complied in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, including, without limitation, the withholding and reporting requirements under Code sections 1441 through 1464, 3401 through 3406, and 6041 through 6049, as well as similar provisions under any other Laws, and has, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

(6) Seller has been properly treated as a partnership for United States federal income tax purposes from the time of its formation through the Closing Date.

4.6 Compliance with Laws. Except as set forth in Schedule 4.6, to Seller’s Knowledge Seller has complied, in all material respects, with all Laws relating to its Business or operations or to the Purchased Assets. Except as set forth and specifically identified in Schedule 4.6, Seller has not received notice of any alleged material violation of or claim under any such Laws, and there is no basis for any material violation thereof which may occur in the future (either upon notice, lapse of time, or both), and no investigation, charge, claim or other action under any such Laws is pending or threatened.

4.7 Permits. Except as set forth in Schedule 4.7, no Permits or clearances are material to or necessary for the conduct of the Business or the use and operation of the Purchased Assets. Seller holds all Permits which are material to or necessary for it to conduct its Business as heretofore conducted (“Material Permits”). A true, correct and complete list of Seller’s Material Permits is set forth in Schedule 4.7. All Material Permits are in full force and effect, no violations are or have been recorded in respect of any Material Permit and no Proceeding is pending or to the Knowledge of Seller, threatened to revoke, terminate or limit any Material Permit. Except as set forth and specifically identified in Schedule 4.7, Seller is not in default, and has not received any notice of any claim of default, with respect to any Material Permit or of any notice of any other claim or material Proceeding (or to the Knowledge of Seller, threatened Proceeding) relating to any Material Permit. Except as set forth in Schedule 4.7, all Material Permits are assignable and transferable by Seller to Buyer without the Consent of any Person. Schedule 4.7 sets forth the identification and/or registration numbers issued by any governmental authority, including the FDA or state licensing agency, the Medicare or Medicaid programs or any other plan or program that provides, or pays the cost of, medical care, whether directly through insurance, or otherwise, which is funded directly, in whole or in part, by the United States government or similar program outside the United States, if any, for each applicable Material Permit.

4.8 No Breach. Except as set forth and specifically identified in Schedule 4.8, the consummation of the transactions herein contemplated including, without limitation, the execution, delivery and performance of this Agreement and the Transaction Documents, do not and will not (1) constitute a violation of or default under (either immediately or upon notice, lapse of time or both), conflict with or result in a breach of (a) Seller’s organizational documents, (b) the terms of any Assumed Contract or any Contract to which Seller is a party and to which the Purchased Assets are or may be bound, (c) any Judgment relating to the Purchased Assets and binding upon Seller, or (d), to Seller’s Knowledge, any Laws affecting the Purchased Assets or the Business; or (2) result in the creation or imposition of any Encumbrance on any of the Purchased Assets or give to any Person any interest or right in any of the Purchased Assets or the Business; or (3) accelerate the maturity of or otherwise modify any Liability or obligation of either Seller relating to the Purchased Assets or the Specified Liabilities; or (4) result in the breach of any of the terms and conditions of, constitute a default under or otherwise cause any impairment of, any Assumed Contract or Permit which, if not cured, could have a Seller Material Adverse Effect.
4.9 Consents and Approvals. Except as set forth in Schedule 4.9, no material Consent, waiver, order or notice is required in connection with the execution, delivery and performance by Seller of this Agreement, the Transaction Documents or the consummation of the transactions contemplated hereby, including, but not limited to, the assignment of any and all of the Assumed Contracts.

4.10 Judgments and Proceedings. Except as set forth in Schedule 4.10, there is no outstanding Judgment against or affecting the Purchased Assets or the Business. Except as set forth in Schedule 4.10, there is no Proceeding pending, or to the best of Seller’s, Knowledge, threatened, against or affecting any of Seller’s Properties, assets, Business, operations, and the Seller has no Knowledge of and has no reasonable grounds to know of any basis for any such Proceeding. True and correct copies of all complaints, pleadings, petitions, notices, motions and other papers filed in connection with any Proceedings listed in Schedule 4.10 have been delivered to Buyer. Except as set forth and specifically identified in Schedule 4.10, there are no Proceedings pending or, to the best of Seller’s Knowledge, threatened, or any contingent liability, which would give rise to any right of indemnification on the part of any officer, director, employee or agent of Seller or heirs, executors or administrators thereof against Seller or any successor. Except as set forth and specifically identified in Schedule 4.10, no material breach of contract, tort, negligence, infringement, product liability, discrimination, wrongful discharge or other claim (whether arising from Seller’s business operations or otherwise) has been asserted or, to the best of Seller’s Knowledge, is capable of assertion, by any Person against Seller, nor has there been any occurrence which could give rise to such a claim, and no breach of contract claim has been asserted by Seller against any Person, nor has there been any occurrence which could give rise to such claim, with regard to the Assumed Contracts.

4.11 Contracts. Schedule 4.11 sets forth a true and correct list of all Assumed Contracts and any other Contract to which any Purchased Asset is bound or subject. True and correct copies of all such written Contracts have been delivered to Buyer. All of the Assumed Contracts are valid, subsisting, in full force and effect and binding on the parties thereto in accordance with their terms; Seller is not in default under any of them nor to the Knowledge of Seller is any other party to any such Contract in default thereunder, nor is there any condition or basis for any claim of a default by any party thereto or event which, with notice, lapse of time or both, would constitute a default thereunder. Seller has paid in full or accrued all amounts due thereunder for periods on or prior to the date hereof (whether or not currently payable) and has satisfied in full or provided in full for all of its Liabilities and obligations thereunder for periods on or prior to the date hereof. Except as disclosed in Schedule 4.11, all rights of Seller under the Assumed Contracts extending beyond the Closing Date are assignable to Buyer and upon assignment shall continue unimpaired and unchanged in Buyer on and after the Closing Date without (a) the Consent of any Person or (b) the payment of any penalty, the incurrence of any additional obligation or the change of any term.

4.12 Real Property.

(1) Seller does not own all or any portion of any Real Property.

(2) Schedule 4.12 sets forth a true and correct list of (a) all Contracts under which Seller is lessor, lessee, sublessor or sublessee of any Real Property; (b) all options held or given by Seller and all contractual obligations on the part of Seller to sell, purchase or acquire any interest in Real Property; and (c) all other Contracts affecting or relating to Seller’s leased Real Property.

(3) To the Knowledge of Seller, there has not been filed by or against any landlord any bankruptcy or insolvency petition or any assignment for the benefit of creditors, nor is any landlord in default under any mortgage or underlying lease covering any Real Property, nor are there any current foreclosure Proceedings against any landlord or leased Real Property.

(4) Except as set forth in Schedule 4.12, to Seller’s Knowledge, none of the Real Property leased by Seller or the use, occupancy, operation or maintenance thereof, is in material violation of any restrictive covenants, Laws, or any building, zoning, environmental, health, fire, safety or other ordinances, codes or regulations. To Seller’s Knowledge, there have been no hazardous materials treated, stored or disposed of, or otherwise deposited, in or on the Real Property leased by Seller (including, but not limited to, any surface waters or subsurface waters on or flowing through the Real Property leased by Seller.

4.13 Books of Account and Reports. Seller’s books of account and other financial books and records are true, correct and complete and accurately reflect all of its items of income and expense, and all of its assets, Liabilities and accruals are and have been prepared and maintained in accordance with applicable Laws (including any record-keeping, inventory and other requirements and regulations of the FDA, the Federal Drug Enforcement Agency, any federal or state pharmacy board and other governmental authority). Seller has filed all reports required by all Laws to be filed, and it has duly paid or accrued on its books of account all applicable duties and charges due or assessed against it pursuant to such reports.

4.14 Tangible Property. Schedule 4.14 sets forth a list and summary description of all interests owned, leased or subleased (as lessor or lessee) or claimed by Seller (including, without limitation, options) in or to Tangible Property having an individual value equal to or greater than $5,000. Except as set forth on Schedule 4.14, all Contracts pursuant to which Seller may hold or use any interest owned or claimed by Seller (including, without limitation, options) in or to Tangible Property are in full force and effect, Seller is not in default thereunder and no condition exists which, with notice, lapse of time or both, would constitute a default. The Purchased Assets which comprise Tangible Property are in good operating condition and repair, except for Seller’s server referred to in Section 9.1(9), which currently is not used in Seller’s business and which Seller does not intend to repair. Seller has not received notice that any such Tangible Property is in violation of any material Laws.

4.15 Intangibles.

(1) Schedule 4.15 contains an accurate and complete list and description of all Seller Intangibles, and, in the case of Software, a product description including a reasonably detailed feature set of the products as it is currently being supported for any customer or other Person, a listing of all modules that are a part of such Software, including a reasonable description of the modules’ function and a listing of each file that forms a part of the relevant module, the language in which it is written, and the type of hardware and software platform(s) on which it runs including a detailed description of each third-party software needed to cause the Software to perform all of its intended functions. Except as set forth on Schedule 4.15, no Intangibles other than the Seller Intangibles are necessary for or used in the operation of the Business.

(2) Except as set forth on Schedule 4.15, Seller has all right, title and interest in and to, including good and indefeasible title and the full right to use, all Seller Intangibles, free and clear of any Encumbrance other than a Permitted Encumbrance. Schedule 4.15 sets forth all third party Software and Intangibles used in connection with, or necessary to market, license, sell, or modify the Seller Intangibles, indicating whether or not such third party Software, or any portion thereof, is or has been embedded in any Seller Software. Except as set forth on Schedule 4.15, no rights of any other third party are necessary to market, license, sell, offer for sale, modify, update, use and/or create derivative works of the Seller Intangibles. Except as set forth on Schedule 4.15 or as provided in the Assumed Contracts, Seller is not required or obligated to provide any modifications, updates or upgrades with respect to any of its Software to any customer or other Person.

(3) Except as set forth on Schedule 4.15, all of the Seller Intangibles were created as a work for hire (as defined under U.S. copyright law) by regular full time employees of Seller or one of its Affiliates. Except as set forth on Schedule 4.15, to the extent that any author or developer of the Seller Intangibles was not a regular full-time employee of Seller at the time such person contributed to any Seller Intangibles, such author or developer has irrevocably assigned to Seller in writing all Intellectual Property Rights and other proprietary rights in such person’s work with respect to such Seller Intangibles.

(4) With respect to the Software required to be listed on Schedule 4.15, except as set forth on Schedule 4.15, (i) Seller maintains machine-readable master-reproducible copies, source code listings, technical documentation and user manuals for the most current releases or versions thereof and for all earlier releases or versions thereof currently being, or which by contract for the benefit of any customer is to be supported by it; (ii) in each case, the machine-readable copy substantially conforms to the corresponding source code listing; (iii) it is written in the language set forth on Schedule 4.15 for use on the hardware set forth on Schedule 4.15 or with standard operating systems; and (iv) in each case, it operates in accordance with the user manual therefore without material operating defects or known, reproducible errors.

(5) Except as set forth on Schedule 4.15, with respect to any Seller Intangible, no Software that is free software, open source, public source, shareware, freeware or similar Software (“OSS”), or any enhancement, modification, improvement or derivative thereof, including any Software licensed pursuant to any version of any general or other public license, including any GNU general public license or the limited or lesser general public license, or any other license for OSS (“Public License”), is used in, incorporated into, integrated with, bundled with or used in conjunction with any Software or any Seller Intangible. Seller has complied and is in compliance with the terms of each license governing the use of each OSS disclosed or required to be disclosed on Schedule 4.15 and Seller has delivered or made available accurate and complete copies of each such license to Buyer.

(6) Other than as set forth on Schedule 4.15, to Seller’s Knowledge, none of the Seller Intangibles or their respective uses, including the preparation, manufacture, distribution, marketing, selling or licensing thereof, has violated or infringed upon, is violating or infringing upon, or by conducting the Business as currently conducted by Seller, will violate or infringe upon, any Software, technology, copyright, trade secret or other Intangible or any Intellectual Property Right or other proprietary right of any Person. Other than as set forth on Schedule 4.15, none of the Seller Intangibles is subject to any Judgment. No claim or demand has been made on Seller and to the Seller’s Knowledge, no Proceeding is pending or threatened which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by Seller of any of the Seller Intangibles. To the Knowledge of Seller, no Person is violating or infringing upon, or has violated or infringed upon at any time, any of the Seller Intangibles.

(7) Seller has used commercially reasonable efforts to maintain all trade secrets and other confidential information with respect to the Seller Intangibles. Except as set forth on Schedule 4.15, Seller has not disclosed or delivered to any escrow agent or to any other Person, or permitted the disclosure to any escrow agent or to any other Person of, and has taken all reasonable precautions to prevent the disclosure of the source code and the object code (or any aspect or portion thereof) for or relating to any past, present or future product, trade secret, program, system, Software, or Seller Intangible

(8) Schedule 4.15 identifies any of the Seller Intangibles not titled in Seller. Except as set forth on Schedule 4.15, any material license, sublicense or other material Contract covering or relating to any Seller Intangible is legal, valid, binding, enforceable and in full force and effect, and upon consummation of the transactions contemplated hereby, will continue to be legal, valid, binding, enforceable and in full force and effect on terms identical to those in effect immediately prior to the consummation of the transactions contemplated hereby. Except as set forth on Schedule 4.15, Seller is not in breach of or default under any material license, sublicense or other material Contract covering or relating to any Seller Intangible or has performed any act or omitted to perform any act which, with notice or lapse of time or both, will become or result in a material violation, breach or default thereunder. No material Proceeding is pending, or to Seller’s Knowledge, is being or has been threatened nor has any claim or demand been made, which challenges the legality, validity, enforceability or ownership of any material license, sublicense or other material Contract covering or relating to any Seller Intangible.

(9) Except as set forth on Schedule 4.15, none of the Software or other Intangibles listed or required to be listed on Schedule 4.15 is owned by or registered in the name of any current or former owner, parent, affiliate, shareholder (whether direct or indirect), partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of Seller nor does any such Person have any interest therein or right thereto, including the right to royalty payments.

(10) To Seller’s Knowledge based on its use thereof in the ordinary course of conducting its business, except with respect to demonstration or trial copies, no portion of any Seller Intangibles contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware, or data without the consent of the user.

(11) Set forth on Schedule 4.15 are all Internet domain names related to the Business (“Domain Names”) of Seller. Seller is the registrant of all Domain Names, and all registrations of Domain Names are in good standing as of the date hereof. Except as set forth on Schedule 4.15, no action has been taken or is pending to challenge the rights of Seller to use or to suspend, cancel or disable any Domain Name, registration therefor or the right of Seller to use a Domain Name. Except as set forth on Schedule 4.15, Seller owns all right, title and interest in and to, or holds all rights necessary to use on the Internet and otherwise as a trademark and trade name, the Domain Names.

(12) Except as set forth on Schedule 4.15, and assuming due compliance by all Persons other than the Seller with applicable regulatory requirements, to Seller’s Knowledge there is no governmental prohibition or restriction on the use of any of the Seller Intangibles in the United States.

(13) Except as disclosed on Schedule 4.15, Seller is the sole owner of, and has good and marketable title to, and all right, title and interest in and to all databases related to the Business. Except as specified on Schedule 4.15, no Person other than Seller has any right or interest of any kind or nature in or to such databases. To the Knowledge of Seller, no person (i) is violating or infringing upon, or has violated or infringed upon at any time, any right of Seller in or to such databases; or (ii) is breaching or has breached at any time any duty or obligation owed to Seller in respect of such databases. Except as set forth on Schedule 4.15, all licenses referred to on Schedule 4.15 are in full force and effect and neither Seller nor the other party thereto is in default of its obligations thereunder. To Seller’s Knowledge, the use of any such database or the information contained therein in the Business (i) has not violated or infringed upon, and is not currently violating or infringing upon, the rights of any Person; or (ii) does not breach any duty or obligation owed to any Person; or (iii) does not violate the privacy or any Law relating to the privacy of any Person.

(14) Except as set forth on Schedule 4.15, to the Knowledge of Seller, neither Seller nor any Affiliate has exported or re-exported, directly or indirectly (including via remote access) any part of any Seller Intangible or Software or any other commodities, software or technical data to any country for which a license is required under applicable Law relating to the control of imports and exports of commodities and technical data, use and remote use of Software and related property, and related matters, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the economic sanctions programs and trade embargoes administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, without first obtaining all applicable licenses, and Seller is, and during the five (5) years preceding the date of this Agreement have been, in compliance with all such Laws.

(15) Seller in connection with its operations, activity, conduct, and business on the World Wide Web (“Web”) only collects on its web sites (“Seller Web Sites”) the type of customer information listed on Schedule 4.15. Such collected information is used by Seller in connection with the Business.

(16) To Seller’s Knowledge, no linking, hyperlinking, deep-linking, framing, or other means or method by which a Seller Web Site visitor may move or transfer directly from any Seller Web Site to another Web site or view or access another Web site from any Seller Web Site, violates, interferes with, infringes upon, or breaches any legal or Intellectual Property Right of any Person.

4.16 Title. Except as set forth on Schedule 4.16, Seller owns outright and has good, valid and marketable title to all of the Purchased Assets, free and clear of all Encumbrances, other than any Permitted Encumbrances. There are no outstanding options or commitments to which Seller is a party which relate to the Purchased Assets or the sale by any of them of the Purchased Assets. At Closing, Buyer shall acquire all assets used by Seller in the Business, other than the Excluded Assets. Within the past ten (10) years, Seller has not done business under or been known by any name other than its present corporate name (other than CAD Sciences), or done business at any address other than the addresses set forth in Schedule 4.16.

4.17 Indebtedness. All Specified Liabilities as of the Closing Date are set forth on Schedule 4.17.

4.18 Undisclosed Liabilities. As of the Closing Date, Seller has no material Liabilities in respect of its Business, other than (1) Liabilities fully and adequately reflected or reserved for on the Financial Statements, (2) Liabilities that have arisen or been incurred since December 31, 2007 in the ordinary course of business consistent with past practices or (3) Liabilities to Seller’s agents and Employees that will arise as of the consummation of the transaction contemplated hereby and which will be satisfied out of the proceeds hereof. Except for liabilities arising out of the arrangements described in the preceding clause (3), Seller has no Knowledge of any circumstances, bases (either with notice, lapse of time or both), conditions, events or arrangements which may hereafter give rise to any Liabilities of Seller or any successor to the Business of Seller except in the ordinary course of business consistent with past practices.

4.19 Suppliers and Customers. Set forth in Schedule 4.19 are all of the customers of Seller and the sales to such customers for 2007. Set forth on Schedule 4.19 are those suppliers from which Seller during 2007 purchased software or hardware material to the operation of its business. To Seller’s Knowledge, (1) no supplier, customer or licensee of Seller intends to cancel or materially reduce its ongoing commercial relationship with the businesses of Seller or (2) the acquisition of the Purchased Assets by Buyer will not adversely affect the relationship with any such customer or supplier.

4.20 Potential Conflicts of Interest. No officer, director or employee of Seller has any cause of action or other claim whatsoever against, or owes any amount to, Seller, except for amounts owed by Seller for loans and other amounts made to Seller which comprise Retained Liabilities. Such officers, directors and employees are only permitted to look to Seller for the satisfaction of such loans.

4.21 Product Warranty. Each product manufactured, sold, leased, or delivered by Seller has been in conformity with all applicable contractual commitments and all express and implied warranties, and Seller has no Liability (and there is no basis for any present or future Proceeding against either of them giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Interim Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller. Except as set forth in the Assumed Contracts, no product manufactured, sold, leased, or delivered by Seller is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease.

4.22 Inventory. The Inventory of Seller is merchantable and fit for the purpose for which it was procured or manufactured, and none of the Inventory of Seller is obsolete, damaged, or defective, subject only to the reserve for inventory writedown set forth on the face of the Interim Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller. Schedule 4.22 contains an accurate and complete list of all Inventory as of April 30, 2008, and the cost to Seller of each item listed thereon. Except as set forth in Schedule 4.22, all Inventory reflected on the Financial Statements was and all of Seller’s Inventory as of the Closing Date has been reflected on Seller’s books and records in accordance with GAAP consistently applied, stated on an aggregate basis, at cost. Except as set forth in Schedule 4.22, the Inventory of Seller conforms to customary trade standards for marketable goods.

4.23 FDA Qualification and Approvals.

(1) To the Knowledge of Seller, Seller is in compliance in all material respects with the provisions of all laws, rules and regulations applicable to Seller and its products, including the FDCA and all applicable state and foreign Laws and regulations comparable to the FDCA, the rules and regulations promulgated thereunder and all rules and regulations promulgated by the FDA and all comparable and applicable state and foreign regulatory authorities, including but not limited to those Laws and regulations relating to investigational use, premarket clearance, good manufacturing practices, labeling, advertising, record keeping, medical device reporting, and security. Seller has obtained all material Consents, orders or Permits of any court or the FDA and all comparable state and foreign regulatory authorities which are necessary or required for it to conduct its Business as now conducted. Seller has had no material liabilities, debts, obligations or claims asserted against it, whether accrued, absolute, contingent or otherwise, and whether due or to become due, on account of such regulatory matters. No governmental authority has initiated legal action with respect to the manufacturing of Seller’s products, such as seizures or required recalls, and Seller is in compliance in all material respects with applicable good manufacturing practice regulations.

(2) All applications, submissions, information, claims and statistics and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for such Consents, orders or Permits are accurate, complete, correct and true in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the appropriate regulatory body.

(3) All experiments, human or otherwise, performed in connection with or as the basis for any regulatory approval required for Seller’s products have been performed in accordance with appropriate research and study design, and all required protocols and consents and any conclusions derived therefrom are scientifically supported. The claims approved by the FDA for Seller’s products are valid and supported by proper research design, testing, analysis and disclosure.

(4) Except as set forth on Schedule 4.23, no product of Seller has been recalled, withdrawn, suspended or discontinued by Seller. No Proceedings are pending or to Seller’s Knowledge threatened, against Seller seeking the recall, withdrawal, suspension or seizure of any product of Seller. Seller has not received notice that the FDA or any state or foreign regulatory authority has commenced or threatened to initiate any action to withdraw its approval or to request the recall of any product of Seller, or has commenced or threatened to initiate any action to enjoin production at any facility of Seller.

(5) Seller has been operating in compliance, in all material respects, with all reporting and regulatory requirements and Laws imposed upon it, including reporting to FDA and other regulatory agencies, to include product deviations, device malfunctions and/or device related serious injuries or deaths and reporting to FDA of corrections, recalls or removals, when and as  required under the FDCA.

(6) Neither Seller, nor any officer, employee or agent of Seller has made any untrue statement of a material fact or fraudulent statement to the FDA or any state or foreign regulatory authority or failed to disclose a fact required to be disclosed to the FDA or any state or foreign regulatory authority, or committed any act, made any statement or failed to make any statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other regulatory authority to invoke with respect to Seller its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) or any similar policy.

4.24 Related Party Transactions. Except as described on Schedule 4.24 and except for any employment or consulting Contracts listed on Schedule 4.11, there are currently no Real Property leases, personal property leases, guarantees, Contracts, transactions, understandings or other arrangements of any nature between or among Seller and any current or former member, owner, shareholder, partner, director, officer or controlling Person of Seller (or any of their respective predecessors) or any other Person affiliated with Seller (or its predecessors). Seller has borrowed substantial sums from its members, officers, directors and certain employees which comprise Retained Liabilities.

4.25 No Broker. Except as set forth in Schedule 4.25, no broker, finder, agent or similar intermediary has acted for or on behalf of Seller in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s fee, finder’s fee, or similar fee or commission in connection therewith based on any agreement, arrangement or understanding with Seller or any action taken by Seller. Any item disclosed in Schedule 4.25 will be paid by Seller.

4.26 Investment Matters. The Shares to be issued hereunder are being acquired for Seller’s own account and not on behalf of any other Person, and all such Shares are being acquired for investment purposes only and not with a view to, or for sale in connection with, any resale or distribution of such Shares. Seller has received or examined Buyer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Buyer’s Amended Annual Reports on Form 10-K/A for the fiscal year ended December 31, 2007, Buyer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, all current reports on Form 8-K filed since December 31, 2007 and Buyer’s May 15, 2008 Proxy Statement. Seller has had the opportunity to ask questions and receive answers from Buyer concerning Buyer, and have been furnished with all other information about Buyer which it has requested. Seller believes that it has been fully apprised of all facts and circumstances necessary to permit it to make an informed decision about acquiring the Shares, that it has sufficient Knowledge and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Shares, and that it has the capacity to protect its own interests in connection with the transactions contemplated hereby. Seller has been advised by Buyer and understand that, (1) the Shares to be issued hereunder will not be registered under any federal or state securities laws, (2) such Shares must be held unless and until they are subsequently registered or an exemption from registration becomes available, (3) the certificates representing such shares shall bear appropriate restrictive legends, and (4) Buyer shall have the right to direct the transfer agent of its common stock to place a stop transfer order against such certificates.

4.27 Full Disclosure. All Documents delivered by or on behalf of Seller in connection with this Agreement and the transactions contemplated hereby are true and complete and authentic.

5. Representations and Warranties of Buyer. Knowing that Seller is relying thereon, Buyer represents, warrants and covenants to Seller as of the date hereof and as of the Closing as set forth in this Section 5 as follows:

5.1 Due Incorporation and Qualification. Each of Buyer and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Buyer and its Subsidiaries has the corporate or other similar applicable power and authority necessary to own, lease and operate their respective assets and business, to carry on their respective businesses as and where such businesses are now conducted, except where such failure to have such power and authority would not have a Buyer Material Adverse Effect. Buyer has full power and authority to execute, deliver and enter into and perform this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby upon the terms and conditions herein and therein provided. Each of Buyer and its Subsidiaries is duly qualified as a foreign corporation or other entity in good standing under the Laws of each jurisdiction in which the nature of their respective business or the location of any of their respective assets requires such licensing or qualification, except where the failure to be so qualified or licensed would not have a Buyer Material Adverse Effect.

5.2 Authority to Execute and Perform Agreement. The execution and delivery by Buyer of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and legally binding agreement of Buyer, enforceable against it in accordance with its terms, subject only to applicable bankruptcy, reorganization, insolvency, moratorium, and other rights affecting creditors’ rights generally from time to time in effect and as to enforceability and general equitable principles. Each Transaction Document to which Buyer is a party, when executed and delivered by Buyer in accordance with the provisions hereof, shall be valid and legally binding upon Buyer in accordance with its terms, subject only to applicable bankruptcy, reorganization, insolvency, moratorium, and other rights affecting creditors’ rights generally from time to time in effect and as to enforceability and general equitable principles.

5.3 No Breach. The consummation of the transactions herein contemplated including, without limitation, the execution, delivery and performance by Buyer of this Agreement and each of the other Transaction Documents to which it is a party do not and will not constitute a violation of or default under (either immediately or upon notice, lapse of time or both) or result in a breach of (a) Buyer's certificate of incorporation, bylaws or other organizational documents, (b) the terms of any Contract to which Buyer or any of its Subsidiaries or any of their respective assets are bound, (c) any Judgment binding upon Buyer or any of its Subsidiaries, (d) any Permit; or (e) any Law (including federal and state securities laws) applicable to Buyer or any of its Subsidiaries or any of their respective Purchased Assets, except, in the cases of clause (b), (c), (d) or (e), any such violation, default or breach that would not have a Buyer Material Adverse Effect.

5.4 No Broker. No broker, finder, agent or similar intermediary has acted for or on behalf of Buyer in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s fee, finder’s fee, or similar fee or commission for which either Seller will be liable in connection therewith based on any agreement, arrangement or understanding with Buyer or any action taken by Buyer.

5.5 Capitalization. The issue and sale of the Shares will not, immediately or with the passage of time, obligate Buyer to issue shares of Buyer's Stock or other securities to any Person (other than Seller) and will not result in a right of any holder of Buyer securities to adjust the exercise, conversion, exchange or reset price under such securities. To the knowledge of Buyer, except as set forth in the SEC Reports (as hereinafter defined), no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon Buyer, beneficial ownership of in excess of 5% of the outstanding Buyer's Stock, ignoring for such purposes any limitation on the number of shares of Buyer's Stock that may be owned at any single time.

5.6 Tax Matters. (i) Buyer and its Subsidiaries have timely filed all Tax Returns (other than franchise Tax Returns) that are required to be filed before the Closing Date, (ii) the information provided on such Tax Returns is complete and accurate in all material respects and (iii) all Taxes shown to be due on such Tax Returns have been paid in full.

5.7 Issuance of Buyer’s Stock. The shares of Buyer’s Stock being issued in connection with this Agreement are duly and validly authorized and issued, fully paid and nonassessable, free and clear of all Encumbrances (other than those restrictions pursuant to the Securities Act of 1933, as amended (the “Securities Act”)) and are not subject to preemptive or similar rights. Assuming the information provided by Seller set forth in Section 4.26 is accurate and correct, no registration under the Securities Act is required for the offer and sale of the Shares to Seller under this Agreement.

5.8 Filings, Consents and Approvals. Buyer is not required to obtain any Consent or waiver, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, The Nasdaq Capital Market or other Person in connection with the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party.

5.9 Regulatory Compliance. Since December 31, 2005, Buyer has duly and timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (the foregoing materials being collectively referred to herein as the “SEC Reports”). As of their respective dates (unless amended, and if amended, as of the amended date), the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Buyer, except as set forth in the SEC Reports, since December 31, 2005, Buyer has not entered into any agreement or arrangement, taken any action or incurred any Liability, nor has any event occurred, which, pursuant to applicable Laws, would require Buyer to disclose such agreement, arrangement, action, Liability or event in its annual report on Form 10-K for Buyer's fiscal year ended December 31, 2007. The financial statements of Buyer included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto, or, in the case of unaudited financial statements, as permitted by Rule 10-01 of Regulation S-X promulgated under the Securities Act and the Exchange Act, and fairly present in all material respects the financial position of Buyer and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

5.10 No Buyer Material Adverse Change. Since December 31, 2007 there has not occurred a change in the business, properties, assets or financial condition of Buyer or any of its Subsidiaries that, individually or in the aggregate, has had a Buyer Material Adverse Effect.

5.11 Compliance with Laws. Since December 31, 2005, the business of Buyer and its Subsidiaries has been conducted in compliance with all applicable Laws, except for any failure to be so conducted that would not have a Buyer Material Adverse Effect.

6. Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer, the following, which shall be in form and substance acceptable to Buyer and Buyer’s counsel:

6.1 Documents and instruments of transfer for the Purchased Assets including, without limitation, bills of sale for all Tangible Property, assignments of all Intangibles (including all Intellectual Property Rights appurtenant thereto) and assignments of all assignable licenses and Permits relating to the Purchased Assets or the use, occupancy or operation thereof including, but not limited to, Documents substantially in the form of Exhibit B (Bill of Sale), Exhibit C (Master Trademark Assignment Agreement), Exhibit D (Master Patent Assignment Agreement), Exhibit E (510(k) Clearances Assignment Agreement) and Exhibit F (Assumption and Assignment Agreement);

6.2 Copies of the minutes of the meetings of the managers and members of Seller authorizing the execution and performance of this Agreement and the amendment of Seller’s certificate of formation to change its name, certified by Seller’s Secretary;

6.3 The Purchased Assets, copies or originals of including files, papers, books and records, licenses, Permits, applications, correspondence, and other Documents included in the Purchased Assets being delivered hereunder;

6.4 Termination statements and any other termination documents terminating all Encumbrances in and to the Purchased Assets;

6.5 A certificate, dated no earlier than five (5) days prior to the Closing Date, that Seller is in good standing in its jurisdiction of formation;

6.6 Certificate of incumbency and specimen signatures of all signatory officers of Seller, certified by Seller’s Secretary;

6.7 Permits and Consents from any person required for consummation of the Closing in form and substance satisfactory to Buyer including, without limitation, all governmental and administrative Consents and approvals and Consents required under any Contract;

6.8 The Escrow Agreement duly executed by Seller;

6.9 A certificate of an officer of Seller, dated as of the Closing Date and signed by an executive officer of Seller, expressly certifying that the conditions set forth in Sections 9.1(1), 9.1(2) and 9.1(3) have been met;

6.10 The Consents and Approvals listed on Schedule 9.1(8).

6.11 All such further Documents and Contracts which may be reasonably requested by Buyer or its counsel, in order to more effectively transfer title to the Purchased Assets to Buyer, or to effectuate and carry out any provision of this Agreement and the trans-action provided herein.

7. Deliveries by Buyer. Concurrently herewith at the Closing, Buyer is delivering to Seller the following, which shall be in form and substance acceptable to Seller and Seller’s counsel:

7.1 The Purchase Price (including delivery of an irrevocable instruction letter to Buyer's transfer agent to issue the Shares);

7.2 Assignment and Assumption Agreement pursuant to which Buyer assumes the Specified Liabilities;

7.3 A certificate, dated no earlier than five (5) days prior to the Closing Date, that Buyer is in good standing in its jurisdiction of formation;

7.4 the Escrow Agreement duly executed by Buyer;

7.5 A certificate of an officer of Buyer, dated as of the Closing Date and signed by an executive officer of Buyer, expressly certifying that the conditions set forth in Sections 9.2(1) and 9.2(2) have been met; and

7.6 All such further Documents and Contracts which may be reasonably requested by Seller or its counsel, in order to more effectively transfer title to the Purchased Assets to Buyer, or to effectuate and carry out any provision of this Agreement and the transaction provided herein.

8. Covenants and Agreements

8.1 Certain Pre-Closing Covenants. During the period between the date of this Agreement and the earlier of (i) the Closing and (ii) termination of this Agreement pursuant to Section 13:

(1) General. Each of the parties will use its commercially reasonable efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Sections 9.1 or 9.2 as the case may be).

(2) Notices and Consents. Seller will give any notices to third parties and will use their commercially reasonable efforts to obtain any third party Consents listed on Schedule 9.1(8) required under any legal or contractual obligation necessary to complete the transactions contemplated hereby. Each of the parties will give any notices to, make any filings with, and use such party’s commercially reasonable efforts to obtain any Consents or Approvals of any governmental authority and other third parties necessary to consummate the transactions contemplated hereby and the Transaction Documents.

(3) Full Access. Seller will provide representatives of Buyer with full access to, or copies of, all of the Assumed Contracts which are comprised of customer contracts for purposes of conducting the due diligence investigation.

(4) Operation of Business. Seller covenants and agrees, subject to the limitations of Seller’s resources, to conduct the Business only in the ordinary course and in a manner consistent with its immediate past practice after giving effect to its recent reduction in personnel and other cost saving measures, and in compliance with applicable Laws, and to use its commercially reasonable efforts to preserve the present goodwill of Seller and its relationships with customers, suppliers and other Persons related to the Business. In addition to the foregoing, except as specifically permitted by any other provisions in this Agreement, Seller shall not, between the date hereof and the Closing Date, directly or indirectly, take any of the following actions without the prior written consent of Buyer:

(a) amend its certificate of formation, operating agreement or other formation documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the structure or ownership of Seller;

(b) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or corporation, partnership, joint venture, association or other business organization or division thereof; or any assets that are material, individually or in the aggregate, to Seller, except purchases in the ordinary course of business consistent with past practice;

(c) sell, lease, license, mortgage or otherwise encumber or subject to any Encumbrance or otherwise dispose of any of the Purchased Assets, except sales or dispositions or Encumbrances in the ordinary course of business consistent with past practice;

(d) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Seller, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, except for borrowings incurred in the ordinary course of business consistent with past practice;

(e) enter into, amend, modify or terminate any Assumed Contract, except for immaterial changes made in the ordinary course of business;

(f) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(g) settle or compromise any litigation related to the Purchased Assets in which Seller is a defendant (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid;

(h) modify or amend any existing insurance policy with respect to the Purchased Assets;

(j) take any action that would reasonably be likely to have a Seller Material Adverse Effect; or

(k) authorize any of, or commit or agree to take any of the foregoing actions.

8.2 Notice of Developments. Seller and Buyer will give prompt written notice to the other of: (a) the occurrence or nonoccurrence subsequent to the date hereof of any event the occurrence or nonoccurrence of which would reasonably be expected to cause any representation or warranty of such parties contained in this Agreement to be materially untrue or inaccurate, or (b) any failure of Seller, on the one hand, or Buyer, on the other hand, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. No disclosure by any party pursuant to this Section 8.2 will be deemed to amend or supplement any schedule or to prevent or cure any misrepresentation, breach of warranty or breach of covenant unless such disclosure is accepted in writing by the non-disclosing parties as an amendment or supplement to such schedule, as the case may be, or as a waiver of any misrepresentation or breach.

8.3 No Solicitation of Transactions. Seller shall not, directly or indirectly, through any director, officer, employee, investment banker, financial advisor, attorney, accountant or other agent or representative of Seller solicit, initiate or encourage or knowingly facilitate (including by furnishing non-public information) any inquiries or the submission of proposals or offers from any person relating to any acquisition or purchase of all or any portion of the Purchased Assets (other than in the ordinary course of business) or Business of, or any equity interest in, Seller, or any merger, consolidation, share exchange, amalgamation, reorganization, recapitalization, tender offer, exchange offer, business combination or other similar transaction involving Seller, and, other than with Buyer or any of its Affiliates, participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Seller shall, and shall cause any of its respective representatives or Affiliates to, immediately cease and cause to be terminated or withdrawn any existing negotiations with any parties conducted heretofore with respect to any of the foregoing (other than in respect of the transactions contemplated hereby). Seller shall, within two (2) business days, notify Buyer if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer.

8.4 Employee Matters.

(1) On the Closing Date, those employees of Seller listed on Schedule 8.4 (the “Transferred Employees”) shall be offered employment by Buyer with such employment to be effective as of the Closing Date on terms as agreed between Buyer and each of such parties. Under the eligibility and vesting provisions of all employee benefits plans of Buyer, to the extent applicable, Buyer shall grant all Transferred Employees on the Closing Date credit for service with Seller. Buyer shall not assume, and Seller shall be fully responsible for the payment of, any severance or other benefits related to or payable upon the termination of any of the Transferred Employees. Seller shall have provided to Buyer accurate and complete copies of the personnel records of the Transferred Employees. Seller shall be responsible for compliance with all Laws required by it related to the termination by Seller of the Transferred Employees.

(2) As of the Closing Date, all Transferred Employees who accept employment with Buyer shall cease to be covered as active employees under the Seller Employee Benefit Plans in accordance with the terms thereof except as otherwise required under applicable Law. Buyer shall not establish, assume, maintain, contribute to or have any obligation to contribute to any Seller Employee Benefit Plan. Seller shall defend and promptly indemnify Buyer in accordance with Section 11 from and against any and all Claims arising out of or relating to, directly or indirectly, any Seller Employee Benefit Plan.

(3) Seller shall retain and be responsible for all liabilities in connection with claims incurred prior to the Closing Date by employees and other current and former employees of Seller associated with the Business prior to the Closing Date and their eligible dependents under any Seller Employee Benefit Plan, including claims filed following the Closing Date. Buyer shall be responsible for all liabilities in connection with claims incurred on and after the Closing Date by any employees hired by Buyer under any of Buyer's employee benefit plans. For purposes of this Section 8.4, a claim shall be incurred on the date treatment or service is first rendered.

(4) Nothing in this Agreement is intended to confer on any entity or individual who is not a party to this Agreement (including employees) any rights whatsoever.

(5) Seller shall continue to pay the salary of and provide benefits to each of the Transferred Employees between the date hereof and the Closing Date. Seller shall cause each of the Transferred Employees to participate in the FDA audit referred to in Section 9.1(5) to the extent necessary.

8.5 Pre-Closing Tax Returns. Seller shall file all Tax Returns with respect to the Purchased Assets for all periods ending on or prior to the Closing Date.

8.6 Cooperation on Tax Matters. Seller and Buyer shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any audit, litigation or other Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller shall retain all books and records with respect to Tax matters pertinent to Seller relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (including any applicable extensions) of the respective Tax periods, and to abide by all record retention agreements entered into with any governmental authority.

8.7 Legal Conditions to Transaction. Each of the parties hereto shall take commercially reasonable actions necessary to comply promptly with all legal requirements which may be imposed on such party with respect to the transactions contemplated by this Agreement, and in connection therewith shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them or any of their Subsidiaries in connection with the transactions contemplated by this Agreement. Each of the parties hereto shall (i) take commercially reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any Consent of, or any exemption by, any governmental authority or other third party, required to be obtained or made by Seller for any of the conditions set forth in Section 9 to be satisfied (any of the foregoing, an “Approval”).

8.8 Form 8-K Obligations. To the extent required, in connection with Buyer’s financial reporting requirements under Rule 3-05 of Regulation S-X (on Form 8-K or Form 8-K/A), Seller agrees, at Buyer’s expense, to take such action as may be reasonably requested to provide Buyer with access and timely assistance to examine and make copies of, all books and records of Seller relating to the Purchased Assets, and shall authorize its auditors, at Buyer’s expense, to provide Buyer all work papers related to the Purchased Assets.

8.9 Use of Names. Beginning immediately after the Closing Date, Seller shall cease all use of all corporate names, fictitious names, product names and other names used by Seller at any time on or before the Closing Date and included in the Purchased Assets, except as may be necessary to perform their obligations hereunder. Upon Buyer’s request, Seller shall promptly sign all Consents and other Documents that may be necessary to allow Buyer to use or appropriate the use of any name used by Seller at any time on or before the Closing Date.

8.10 Contract Matters. Effective as of the Closing Date, each Assumed Contract (“Transferred Contract”) as to which (a) the Contract Rights of Seller are included in the Purchased Assets, and (b) Consent to the assignment thereof from Seller to Buyer may be required under such Transferred Contract or applicable Law but was not obtained on or before the Closing Date, shall be handled in accordance with the following provisions:

(1) Subcontracting. Effective as of the Closing Date, Seller shall make available to Buyer all Contract Rights and other benefits of such Transferred Contract, on a subcontract or sublease basis or in some other appropriate manner to the fullest extent possible, and Buyer shall be considered an independent subcontractor or sublessee of Seller, or an agent of Seller, with respect to all matters concerning such Transferred Contract. Without limiting the foregoing, Buyer shall be considered Seller’s agent for purposes of (a) collecting all amounts that may be due from the other party or parties to such Transferred Contract and (b) negotiating or otherwise handling all disputes and issues that may arise in connection with such Transferred Contract. Until Consent to assignment of each Transferred Contract is obtained, Buyer shall use commercially reasonable efforts to perform in accordance with the provisions of such Transferred Contract. Buyer shall be entitled to retain all payments due from the other party or parties under the Transferred Contracts. Without Buyer’s prior written consent, Seller shall not agree to any amendment, modification, extension, renewal, termination or other change in the terms of such Transferred Contract, nor shall Seller exercise any Contract Right under such Transferred Contract.

(2) Buyer’s Instructions. At Buyer’s direction, Seller shall (a) notify the other party or parties to such Transferred Contract that Buyer is Seller’s subcontractor, sublessee or agent with respect thereto and that all further payments, notices and other communications with respect thereto shall be directed to Buyer; (b) agree to such amendments, modifications, extensions, renewals, terminations or other changes in the terms of such Transferred Contract as Buyer determines, in its sole discretion, are advisable; and (c) exercise any Contract Right under such Transferred Contract at such time and in such manner as Buyer determines, in its sole discretion, to be advisable.

(3) Collateral Assignment. Effective as of the Closing Date, Seller hereby collaterally assign to Buyer (except and only to the extent that such collateral assignment is expressly prohibited by the terms of such Transferred Contract and such prohibition is not rendered ineffective by the Uniform Commercial Code or other applicable Law), and grants to Buyer a security interest in, all of Seller’s Contract Rights under such Transferred Contract and all cash and non-cash proceeds thereof, as security for the prompt and timely satisfaction and performance of Seller’s obligations under this Section 8.10. Buyer shall have, and Seller shall deliver to Buyer at the Closing, possession of the original executed copy of such Transferred Contract. Effective as of the Closing Date, Seller hereby appoint Buyer as Seller’s attorney to take such actions, in Seller’s names and on their behalf, as such attorney determines, in its sole discretion, to be necessary or advisable to protect, perfect and continue perfected the security interest granted hereunder including the execution and filing of such financing statements and other Documents as such attorney determines, in its sole discretion, to be necessary or advisable for such purposes.

(4) Receipt of Benefits. Buyer shall have no Liabilities to assume or be responsible for any obligations pursuant to any Transferred Contract unless Buyer receives the Contract Rights or other benefits of such Transferred Contract.

8.11 Sale of Shares Pursuant to Rule 144 by the Seller. If Seller desires to sell any Shares pursuant to the provisions of Rule 144 promulgated by the SEC pursuant to §4(1) of the Securities Act, Seller shall, at its own cost, provide Buyer with an opinion of counsel reasonably acceptable to Buyer that such sale is permissible under Rule 144. If Buyer’s counsel concurs that such sale is permissible under Rule 144, Buyer shall, at its own cost, provide an opinion of counsel in connection with the sale of such Shares by Seller as may be required by the Company’s transfer agent in order to effectuate the sale of such Shares. Any such sale shall be conditioned upon the retention, if required by applicable law, of an appropriate restrictive legend on the certificates representing the Shares sold and related stop transfer orders.

8.12 Accounts Receivable. Buyer and Seller acknowledge and agree that all accounts receivable under the Assumed Contracts accruing for periods through the Closing Date are for the account of Seller, even if such amounts are not required to be paid by the licensees until after the Closing. Buyer will use its reasonable best efforts to collect such accounts receivable amount on behalf of Seller and upon collection by Buyer of any such amounts, Buyer will hold such amounts in trust for Seller and will pay such amounts to Seller not later than ten (10) days following receipt thereof. On or immediately following the Closing, Seller shall deliver to Buyer a list of existing accounts receivable under the Assumed Contracts together with evidence of such accounts receivable and any amounts collected by Buyer from such customer (or successor in interest) shall be paid to Seller until such account receivable is satisfied.

8.13 Server Agreement. For a period of thirty (30) days from the Closing Date, Seller shall keep in full force and effect and shall not terminate, nor take or fail to take any action which would have the effect of terminating, the agreement for the rental of space where Seller’s servers are located. Buyer shall reimburse Seller for all amounts incurred pursuant to such agreement in order to comply with this Section 8.13 within five (5) days after receipt of a written statement from Seller which sets forth in reasonable detail the amounts paid.

8.14 Employee Laptop Computers. Prior to Closing, Seller shall (i) copy and store for delivery to Buyer as part of the Purchased Assets, all computer files containing any information related to the Business or the Purchased Assets that is located on a laptop computer which is an Excluded Asset and (ii) after a copy of such information has been retained for delivery to Buyer, delete such information from all laptop computers which are Excluded Assets.

9. Conditions to Closing.

9.1 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions provided herein shall be subject to the satisfaction or waiver of the following conditions:

(1) There shall not have occurred from the date hereof until the Closing Date, a Seller Material Adverse Effect;

(2) The representations and warranties set forth in Section 4 shall be true and correct in all material respects (without giving effect to any limitations as to “materiality” set forth therein) at and as of the Closing Date as though then made, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date;

(3) Seller shall have performed in all material respects all of the obligations, covenants and agreements required to be performed and complied with by it under this Agreement prior to the Closing;

(4) Buyer shall have received from Seller a duly executed copy of each Transaction Document to which Seller is a party;

(5) Seller shall have completed the FDA inspection scheduled to take place during the week of July 7, 2008 without an indication by the auditor, in an exit discussion with representatives of Buyer and Seller, of serious Form 483 findings which would have a material impact on the ability of Buyer to sell the CAD Products of Seller in the U.S. market, or that the auditor intends to recommend to the FDA that it take any one or more of the following actions: injunction, detention, seizure, civil penalty prosecution and/or issuance of a warning letter, in a manner which would have a material impact on the ability of Buyer to sell the CAD Products of Seller in the U.S. market;

(6) Buyer shall be reasonably satisfied with the results of its due diligence investigation of Seller with respect to all Assumed Contracts that are customer contracts;

(7) The Transferred Employees shall still be employed by Seller on the Closing Date;

(8) Seller shall have obtained, or caused to be obtained, the Consent and Approval set forth on Schedule 9.1(8);

(9) Seller’s server which contains Seller’s clinical and quality data shall be repaired and in good working order or Seller shall have delivered such data to Buyer in another medium;

(10) There shall not be instituted or pending any Proceeding (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, Seller’s consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with such transactions, (ii) seeking to prohibit direct or indirect ownership or operation by Buyer of all or a material portion of the Purchased Assets, or to compel Buyer or any of its Subsidiaries to dispose of or to hold separately all or a material portion of the business or assets of Buyer and its Subsidiaries, as a result of the transactions contemplated hereby, (iii) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the other agreements attached as exhibits hereto or (iv) otherwise relating to and materially adversely affecting the transactions contemplated hereby; and

(11) There shall not be any action taken, or any Law or Judgment enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any governmental authority which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 9.1(10) hereof.

9.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions provided herein shall be subject to the satisfaction or waiver of the following conditions:

(1) The representations and warranties set forth in Section 5 hereof will be true and correct in all material respects (without giving effect to any limitations as to “materiality” set forth therein) at and as of the Closing as though then made, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date;

(2) Buyer shall have performed in all material respects all the obligations, covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(3) Seller shall have received from Buyer a duly executed copy of each Transaction Document to which Buyer is a party;

(4) There shall not be threatened, instituted or pending any Proceeding (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with such transactions, (ii) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the Transaction Documents, or (iii) otherwise relating to and materially adversely affecting the transactions contemplated hereby; and

(5) There shall not be any action taken, or any Law or Judgment enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 9.2(4) hereof.

10. Interpretation and Survival of Representations and Warranties. Buyer and Seller have the right to rely fully upon the representations, warranties, covenants and agreements contained in this Agreement or in any Transaction Document delivered to them or any representatives in connection with the transactions contemplated by this Agreement. Each warranty, representation and covenant contained herein is independent of all other warranties, representations and covenants contained herein (whether or not covering identical or related subject matter) and must be independently and separately complied with and satisfied or waived. All representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder. Notwithstanding the foregoing:

10.1 the representations and warranties of Seller contained in Sections 4.1 (Due Organization and Qualification; Subsidiaries), 4.2 (Authority to Execute and Perform Agreement), 4.5 (Tax Matters), 4.16 (Title), and 4.25 (No Broker) of this Agreement (collectively the “Fundamental Representations”); the representations and warranties of Buyer contained in Sections 5.1 (Due Incorporation and Qualification), 5.2 (Authority to Execute and Perform Agreement), 5.4 (No Broker), 5.5 (Capitalization) and 5.7 (Issuance of Buyer’s Stock) of this Agreement and the respective covenants and agreements of the parties hereto contained in this Agreement; and the related agreements of Seller and Buyer to indemnify each other set forth in Section 11, shall survive the Closing and continue in full force and effect shall survive until sixty (60) days after the expiration of the applicable statute of limitations for the applicable underlying claim, including any extensions or waivers thereof and any claims in connection with fraud shall survive indefinitely; and

10.2 all other representations and warranties of Seller and Buyer hereunder, and the related agreements of Seller and Buyer to indemnify each other set forth in Section 11, shall survive the Closing and continue in full force and effect until, and all indemnification claims with respect thereto shall be made prior to, the twelfth (12th) month after the Closing Date, except for representations, warranties and related indemnities for which an indemnification claim shall be pending as of the end of the applicable period referred to above, in which event such indemnities shall survive with respect to such indemnification claim until the final disposition thereof.

11. Indemnification.

11.1 Obligation of Seller to Indemnify. Seller shall indemnify, defend and hold harmless Buyer and its officers, directors, shareholders and Affiliates (collectively, the “Buyer Indemnified Parties”) from and against any and all Losses with respect to the following:

(1) any misrepresentation or breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement or in any Transaction Document delivered pursuant to this Agreement;

(2) any breach of or failure to perform any covenant, agreement or obligation of either Seller contained in this Agreement or in any other Transaction Document;

(3) any Retained Liabilities; and/or

(4) any actions, causes of action, claims, suits, Proceedings, demands, assessments, settlements, Judgments, damages, Losses, costs and legal and other expenses incident to any of the foregoing.

11.2 Obligation of Buyer to Indemnify. Buyer shall indemnify, defend and hold harmless Seller and their respective officers, directors, membership interest owners and Affiliates (collectively, the "Seller Indemnified Parties") from and against any and all Losses with respect to the following:

(1) any breach of any representation or warranty of Buyer contained in this Agreement or in any other Transaction Document;

(2) any breach of or failure to perform any covenant, agreement or obligation of Buyer contained in this Agreement or in any other Transaction Document; and/or

(3) the Specified Liabilities.

11.3 Third Party Claims. If a claim by a third party is made against any party or parties hereto and the party or parties against whom said claim is made intends to seek indemnification with respect thereto under Sections 11.1 or 11.2, the party or parties seeking such indemnification shall promptly notify the indemnifying party or parties, in writing, of such claim; provided, however, that the failure to give such notice shall not affect the rights of the indemnified party or parties hereunder except to the extent that such failure materially and adversely affects the indemnifying party or parties due to the inability to timely defend such action. The indemnifying party or parties shall have ten (10) business days after said notice is given to elect, by written notice given to the indemnified party or parties, to undertake, conduct and control, through counsel of their own choosing (subject to the consent of the indemnified party or parties, such consent not to be unreasonably withheld) and at their sole risk and expense, the good faith settlement or defense of such claim, and the indemnified party or parties shall cooperate with the indemnifying parties in connection therewith; provided: (a) all settlements require the prior reasonable consultation with the indemnified party and the prior written consent of the indemnified party, which consent shall not be unreasonably withheld, and (b) the indemnified party or parties shall be entitled to participate in such settlement or defense through counsel chosen by the indemnified party or parties, provided that the fees and expenses of such counsel shall be borne by the indemnified party or parties. So long as the indemnifying party or parties are contesting any such claim in good faith, the indemnified party or parties shall not pay or settle any such claim; provided, however, that notwithstanding the foregoing, the indemnified party or parties shall have the right to pay or settle any such claim at any time, provided that in such event they shall waive any right of indemnification therefor by the indemnifying party or parties. If the indemnifying party or parties do not make a timely election to undertake the good faith defense or settlement of the claim as aforesaid, or if the indemnifying parties fail to proceed with the good faith defense or settlement of the matter after making such election, then, in either such event, the indemnified party or parties shall have the right to contest, settle or compromise (provided that all settlements or compromises require the prior reasonable consultation with the indemnifying party and the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld) the claim at their exclusive discretion, at the risk and expense of the indemnifying parties.

11.4 Limitation of Liability. Notwithstanding the foregoing, neither party subject to this Agreement shall be liable pursuant to this Section 11 until the aggregate amount otherwise due the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, equals or exceeds an accumulated total of $50,000. Once such claims equal or exceed the $50,000 threshold, the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, will be entitled to the full amount of all indemnified claims in excess of such $50,000, provided however, that the limitations set forth in this Section 11.4 shall not apply to indemnification claims arising from (A) any breach of any Fundamental Representation, (B) any covenants made by either party to this Agreement herein, (C) the Retained Liabilities or (D) any acts of fraud, intentional misrepresentation or willful misconduct of either party to this Agreement.

11.5 Satisfaction of Seller Losses. In the event that Seller is required to indemnify any Buyer Indemnified Party for any Losses under this Section 11, Seller shall have the option to elect to satisfy such Losses either (i) in cash or (ii) by the return of Escrow Shares. The number of the Escrow Shares to be returned to satisfy any such Losses shall be valued as determined in clause (ii) of Section 3.2.

11.6 Assistance. Regardless of which party is controlling the defense of any claim, each party shall act in good faith and shall provide reasonable documents and cooperation to the party handling the defense.

12. Expenses. Whether or not the transactions contemplated by this Agreement shall be consummated, each party shall pay its own expenses incident to preparing for, entering into and carrying into effect this Agreement and the transactions contemplated hereby. Buyer shall be responsible for and make arrangements to pay all sales, transfer, stamp, recording and similar Taxes, if any, incurred in connection with any Intangibles and Tangible Property conveyed to Buyer hereunder.

13. Termination and Abandonment.

13.1 Ability to Terminate. This Agreement may be terminated at any time prior to the Closing:

(1) by mutual written consent of Buyer and Seller;

(2) by either Buyer or Seller if any court of competent jurisdiction in the United States or other United States governmental authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action is or shall have become final and nonappealable;

(3) by either Buyer or Seller, if there has been a material breach on the part of the other of any representation, warranty, covenant or agreement contained in this Agreement which would result in the breaching party’s inability to meet the conditions set forth in Section 9 hereof;

(4) by Buyer, if after the date hereof, there shall have been a Seller Material Adverse Effect;

(5) by Seller, if after the date hereof, there shall have been a Buyer Material Adverse Effect;

(6) by Buyer if the results of the FDA audit result in any of the specified actions set forth in Section 9.1(5); or

(7) by Seller, if the Closing has not occurred within twenty days of the completion of the field work in connection with the FDA inspection referred to in Section 9.1(5).

13.2 Effect of Termination. The termination of this Agreement shall be effectuated by the delivery by the party terminating this Agreement to the other party of a written notice of such termination. In the event of termination of this Agreement by either Buyer or Seller pursuant to this Section 13.2, this Agreement shall forthwith become void and there will be no liability under this Agreement on the part of either party, except (i) to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement and (ii) Section 12 (Expenses), Section 15 (Confidentiality), and this Section 13 will remain in full force and effect and will survive any termination of this Agreement.

14. Further Assurances.

14.1 At any time and from time to time after the Closing Date, at Buyer’s request and without further consideration, Seller will promptly execute and deliver all such further Documents or perform such acts as Buyer may reasonably request in order to more fully consummate the transactions contemplated herein and in order to more effectively vest, transfer, confirm, protect and defend the right, title and interest of Buyer in the Purchased Assets and to assist Buyer in exercising its rights and privileges with respect thereto.

14.2 After the Closing Date, Seller shall do the following:

(1) Deliver to Buyer all notices, correspondence and other items relating to the Purchased Assets which are from time to time received by them or are in their possession.

(2) File with the appropriate governmental body documents sufficient to effect a change of each Seller’s name to one not similar to its current name and send proof of such filing and proper advertising thereof to Buyer, and file with each jurisdiction in which Seller is licensed or qualified to do business such Documents as are necessary to effectuate such change of name in each such jurisdiction.

15. Confidentiality. Without the prior written Consent of the other parties, neither Buyer nor Seller shall, nor shall they permit any of their respective Affiliates to, disclose any confidential information of the other party, and shall comply with, and cause their respective representatives to comply with, all of their respective obligations under that certain the Confidentiality and Non-Disclosure Agreement dated April 23, 2007, previously executed by Buyer and Seller (the “Confidentiality Agreement”). Notwithstanding anything contained herein or in the Confidentiality Agreement, Seller shall be relieved of its obligations thereunder effective June 30, 2011.

16. Non-Compete.

16.1 Seller hereby agrees for a period of five (5) years after the Closing Date, not to, directly or indirectly, within any State within the United States, or any other geographic area in which Buyer or any of its Subsidiaries then conducts business, (i) engage or become interested in any business (whether as owner, manager, operator, licensor, licensee, lender, guarantor partner, stockholder, joint venturer, employee, consultant or otherwise) or render any services to any business competitive with the Business or any business of Buyer and its Subsidiaries as of the Closing Date other than as a holder for investment purposes only of not more than one percent (1%) of the publicly-traded capital stock of any corporations engaged in such businesses, (ii) conduct any business, directly or indirectly, using any of Seller’s corporate names or any other trade names of Seller in existence as of the Closing Date, or (iii) take any other action which constitutes an interference with or a disruption of Buyer’s operation of the Business or Buyer’s use, ownership and enjoyment of the Purchased Assets after the Closing Date. At no time shall Seller, directly or indirectly, disparage the commercial, business or financial reputation of Buyer or any of its Subsidiaries.

16.2 For purposes of clarification, but not of limitation, Seller acknowledges and agrees that the provisions of Section 16.1 above shall serve as a prohibition against it, during the period described therein, directly or indirectly, hiring, offering to hire, enticing away or in any other manner persuading or attempting to persuade any officer, employee, agent, lessor, lessee, licensor, licensee, customer, prospective customer or supplier of the Business or any business of Buyer and its Subsidiaries to discontinue or alter his or its relationship with such business.

16.3 The parties hereto hereby acknowledge and agree that (i) Buyer would be irreparably injured in the event of a breach by Seller of any of its obligations under this Section 16, (ii) monetary damages would not be an adequate remedy for any such breach, and (iii) Buyer shall be entitled to injunctive relief, in addition to any other remedy which it may have, in the event of any such breach. It is hereby also agreed that the existence of any claims which Seller may have against Buyer, whether under this Agreement or otherwise, shall not be a defense to the enforcement by Buyer of any of the rights under this Section 16.

16.4 It is the intent of the parties hereto that the covenants contained in this Agreement shall be enforced to the fullest extent permissible under the laws of and public policies of each jurisdiction in which enforcement is sought (Seller hereby acknowledges that said restrictions are reasonably necessary for the protection of Buyer). Accordingly, it is hereby agreed that if any one or more of the provisions of Section 16 shall be adjudicated to be invalid or unenforceable for any reason whatsoever, said provision shall be (only with respect to the operation thereof in the particular jurisdiction in which such adjudication is made) construed by limiting and reducing it so as to be enforceable to the extent permissible.

16.5 The provisions of this Section 16 shall be in addition to, and not in lieu of, any other obligations with respect to the subject matter hereof, whether arising as a matter of contract, by law or otherwise.

17. Bulk Sales Compliance. Buyer hereby waives compliance by Seller with all Laws relating to bulk sales and/or the sale and purchase of the Purchased Assets in each applicable jurisdiction. Seller will indemnify and hold Buyer harmless from, against and with respect to, and shall reimburse Buyer for any and all Losses suffered or incurred by Buyer arising out of, relating to or by reason of any noncompliance with such Laws. This indemnification shall apply to, but shall not be limited to, Losses due to any acceleration of payment with respect to any Liability or obligation of Seller assumed by Buyer hereunder, and is in addition to the indemnification provided pursuant to Section 11.

18. Miscellaneous.

18.1 Publicity. The parties shall consult with each other before issuing any press release with respect to the Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that Buyer may, without the prior consent of the other parties (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law or the rules and regulations of NASDAQ.

18.2 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and either delivered personally to the addressee, or mailed, certified or registered mail or express mail, postage prepaid, or sent by a nationally recognized courier service, service charges prepaid, and shall be deemed given when so delivered personally, if by certified or registered mail, four days after the date of mailing or if express mailed or sent by a nationally recognized courier service, two (2) days after the date of mailing, as follows:

(1) If to Buyer:

iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, New Hampshire 03062
Attention:	Kenneth Ferry, President and Chief Executive Officer

With a required copy to:

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attention: Robert J. Mittman, Esq.

(2) If to Seller:

3TP LLC
5 Cowdray Park Drive
Greenwich, Connecticut 06831

With a required copy to:

Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016
Attention: Vincent J. McGill, Esq.

and to such other address or addresses as Buyer or Seller, as the case may be, may designate to the other by notice as set forth above.

18.3 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, written or oral, with respect thereto.

18.4 Waivers and Amendments. This Agreement may be amended, modified, superseded or cancelled and the terms and conditions hereof may be waived, only by a written instrument signed by all the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which any party may otherwise have at law or in equity. The rights and remedies of any party arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence, or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

18.5 Binding Agreement. All of the terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties hereto and their respective heirs, legal representatives, executors, successors and assigns.

18.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws provisions.

18.7 Assignment. This Agreement and the rights and obligations of the parties hereto shall not be assigned by any party to any Person without the prior written consent of the other party. Nothing in this Agreement, unless otherwise expressly provided, is intended to confer upon any Person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

18.8 Variations in Pronouns. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

18.9 Disclosure Schedules. Disclosures included in any Section of the Disclosure Schedules shall be considered to be made for purposes of all other Sections of the Disclosure Schedules to the extent that the relevance of any such disclosure to any other Section of the Disclosure Schedules is reasonably apparent from the text of such disclosure.

18.10 Severability. If any provision of this Agreement shall be determined by a court of competent jurisdiction to be invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement, all of which shall remain in full force and effect.

18.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

18.12 Exhibits and Schedules. The Exhibits and Schedules to this Agreement are a part of this Agreement as if set forth in full herein.

18.13 Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

18.14 Consent to Jurisdiction and Service of Process. Any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any state or federal court in the State of New Hampshire, applying the laws of the State of Delaware without giving effect to its conflict of laws principles, and each party waives any objection which such party may now or hereafter have to the laying of the venue of any such Proceeding, and irrevocably submits to the jurisdiction of any such court in any such Proceeding. Any and all service of process and any other notice in any such Proceeding shall be effective against any party if given by registered or certified mail, return receipt requested, or by any other means of mail which requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal Proceedings or otherwise proceed.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:		SELLER:

iCAD, INC.		3TP LLC

By:	/s/ Kenneth Ferry	By:	/s/ Raymond E. Joslin
Name: Kenneth Ferry		Name: Raymond E. Joslin
Title: CEO		Title: Chief Executive Office

LIST OF OMITTED EXHIBITS AND SCHEDULES

Exhibit	Description
Exhibit A	Escrow Agreement
Exhibit B	Bill of Sale
Exhibit C	Master Trademark Assignment Agreement
Exhibit D	Master Patent Assignment Agreement
Exhibit E	510(k) Clearances Assignment Agreement
Exhibit F	Assignment and Assumption Agreement

Schedule	Description
Schedule 2.1(5)	Assumed Contracts
Schedule 2.2(8)	Excluded Assets
Schedule 2.3(2)	Assumed Warranty and Service Obligations
Schedule 2.3(3)	Specified Liabilities
Schedule 3.4	Purchase Price Allocation
Schedule 4.1	Due Incorporation and Qualification; Subsidiaries
Schedule 4.3	Financial Statements
Schedule 4.4	No Material Adverse Change
Schedule 4.5	Taxes
Schedule 4.6	Compliance with Laws
Schedule 4.7	Permits
Schedule 4.8	No Breach
Schedule 4.9	Consents and Approvals
Schedule 4.10	Judgments and Proceedings
Schedule 4.11	Contracts
Schedule 4.12	Real Property
Schedule 4.14	Tangible Property
Schedule 4.15	Intangibles
Schedule 4.16	Title
Schedule 4.17	Indebtedness
Schedule 4.19	Suppliers and Customers
Schedule 4.22	Inventory
Schedule 4.23	Regulatory Matters
Schedule 4.24	Related Party Transactions
Schedule 4.25	No Broker
Schedule 8.4	Transferred Employees
Schedule 9.1(8)	Required Consents